September 11, 2020

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Ron Alper and Ms. Brigitte Lippmann

Re:	Acceleration Request of New York City REIT, Inc.
Registration Statement on Form S-3 (File No. 333-248121)

Dear Mr. Ron Alper and Ms. Brigitte Lippmann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, New York City REIT, Inc., a Maryland corporation (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on September 14, 2020, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Proskauer Rose LLP, by telephoning Michael Choate at (312) 962-3567.

Thank you for your attention to this matter.

Very truly yours,

New York City REIT, Inc.

By: /s/ Edward M. Weil, Jr.

             Edward M. Weil, Jr.

             Chief Executive Officer, President, and Secretary

cc:	James A. Tanaka, AR Global
Michael J. Choate, Proskauer Rose LLP
Daniel L. Forman, Proskauer Rose LLP